SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 20 September 2024

InterContinental Hotels Group PLC
(Registrant's name)

1 Windsor Dials, Arthur Road, Windsor, SL4 1RS, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

EXHIBIT INDEX

99.1	Transaction in Own Shares dated 09 September 2024
99.2	Transaction in Own Shares dated 10 September 2024
99.3	Transaction in Own Shares dated 11 September 2024
99.4	Transaction in Own Shares dated 12 September 2024
99.5	Transaction in Own Shares dated 13 September 2024
99.6	Transaction in Own Shares dated 16 September 2024
99.7	Transaction in Own Shares dated 17 September 2024
99.8	Transaction in Own Shares dated 18 September 2024
99.9	Transaction in Own Shares dated 19 September 2024
99.10	Transaction in Own Shares dated 20 September 2024

Exhibit No: 99.1

09 September 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 06 September 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	06 September 2024

Aggregate number of ordinary shares purchased:	39,977

Lowest price paid per share:	£ 74.9600

Highest price paid per share:	£ 76.6000

Average price paid per share:	£ 75.6705

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 159,644,431 ordinary shares in issue (excluding 6,956,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/3206D_1-2024-9-6.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 39,977 (ISIN: GB00BHJYC057)

Date of purchases: 06 September 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	39,977
Highest price paid (per ordinary share)	£ 76.6000
Lowest price paid (per ordinary share)	£ 74.9600
Volume weighted average price paid(per ordinary share)	£ 75.6705

Exhibit No: 99.2

10 September 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 09 September 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	09 September 2024

Aggregate number of ordinary shares purchased:	16,707

Lowest price paid per share:	£ 76.1000

Highest price paid per share:	£ 77.1200

Average price paid per share:	£ 76.6046

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 159,627,724 ordinary shares in issue (excluding 6,956,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/5015D_1-2024-9-9.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 16,707 (ISIN: GB00BHJYC057)

Date of purchases: 09 September 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	16,707
Highest price paid (per ordinary share)	£ 77.1200
Lowest price paid (per ordinary share)	£ 76.1000
Volume weighted average price paid(per ordinary share)	£ 76.6046

Exhibit No: 99.3

11 September 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 10 September 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	10 September 2024

Aggregate number of ordinary shares purchased:	38,484

Lowest price paid per share:	£ 75.8400

Highest price paid per share:	£ 77.0200

Average price paid per share:	£ 76.5254

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 159,589,240 ordinary shares in issue (excluding 6,956,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/6586D_1-2024-9-10.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 38,484 (ISIN: GB00BHJYC057)

Date of purchases: 10 September 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	38,484
Highest price paid (per ordinary share)	£ 77.0200
Lowest price paid (per ordinary share)	£ 75.8400
Volume weighted average price paid(per ordinary share)	£ 76.5254

Exhibit No: 99.4

12 September 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 11 September 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	11 September 2024

Aggregate number of ordinary shares purchased:	59,163

Lowest price paid per share:	£ 75.7600

Highest price paid per share:	£ 77.1600

Average price paid per share:	£ 76.6580

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 159,530,077 ordinary shares in issue (excluding 6,956,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/8558D_1-2024-9-11.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 59,163 (ISIN: GB00BHJYC057)

Date of purchases: 11 September 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	59,163
Highest price paid (per ordinary share)	£ 77.1600
Lowest price paid (per ordinary share)	£ 75.7600
Volume weighted average price paid(per ordinary share)	£ 76.6580

Exhibit No: 99.5

13 September 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 12 September 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	12 September 2024

Aggregate number of ordinary shares purchased:	29,381

Lowest price paid per share:	£ 76.4600

Highest price paid per share:	£ 77.5400

Average price paid per share:	£ 77.2117

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 159,500,696 ordinary shares in issue (excluding 6,956,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/0405E_1-2024-9-12.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 29,381 (ISIN: GB00BHJYC057)

Date of purchases: 12 September 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	29,381
Highest price paid (per ordinary share)	£ 77.5400
Lowest price paid (per ordinary share)	£ 76.4600
Volume weighted average price paid(per ordinary share)	£ 77.2117

Exhibit No: 99.6
16 September 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 13 September 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	13 September 2024

Aggregate number of ordinary shares purchased:	15,000

Lowest price paid per share:	£ 77.6400

Highest price paid per share:	£ 78.6200

Average price paid per share:	£ 78.1285

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 159,485,696 ordinary shares in issue (excluding 6,956,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/2214E_1-2024-9-13.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 15,000 (ISIN: GB00BHJYC057)

Date of purchases: 13 September 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	15,000
Highest price paid (per ordinary share)	£ 78.6200
Lowest price paid (per ordinary share)	£ 77.6400
Volume weighted average price paid(per ordinary share)	£ 78.1285

Exhibit No: 99.7

17 September 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 16 September 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	16 September 2024

Aggregate number of ordinary shares purchased:	15,000

Lowest price paid per share:	£ 78.3400

Highest price paid per share:	£ 78.8800

Average price paid per share:	£ 78.6485

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 159,470,696 ordinary shares in issue (excluding 6,956,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/4129E_1-2024-9-16.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 15,000 (ISIN: GB00BHJYC057)

Date of purchases: 16 September 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	15,000
Highest price paid (per ordinary share)	£ 78.8800
Lowest price paid (per ordinary share)	£ 78.3400
Volume weighted average price paid(per ordinary share)	£ 78.6485

Exhibit No: 99.8

18 September 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 17 September 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	17 September 2024

Aggregate number of ordinary shares purchased:	15,000

Lowest price paid per share:	£ 78.7000

Highest price paid per share:	£ 79.2400

Average price paid per share:	£ 78.9447

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 159,455,696 ordinary shares in issue (excluding 6,956,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/5933E_1-2024-9-17.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 15,000 (ISIN: GB00BHJYC057)

Date of purchases: 17 September 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	15,000
Highest price paid (per ordinary share)	£ 79.2400
Lowest price paid (per ordinary share)	£ 78.7000
Volume weighted average price paid(per ordinary share)	£ 78.9447

Exhibit No: 99.9
19 September 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 18 September 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	18 September 2024

Aggregate number of ordinary shares purchased:	14,931

Lowest price paid per share:	£ 79.1000

Highest price paid per share:	£ 79.9200

Average price paid per share:	£ 79.4500

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 159,440,765 ordinary shares in issue (excluding 6,956,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/7735E_1-2024-9-18.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 14,931 (ISIN: GB00BHJYC057)

Date of purchases: 18 September 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	14,931
Highest price paid (per ordinary share)	£ 79.9200
Lowest price paid (per ordinary share)	£ 79.1000
Volume weighted average price paid(per ordinary share)	£ 79.4500

Exhibit No: 99.10

20 September 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 19 September 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	19 September 2024

Aggregate number of ordinary shares purchased:	15,000

Lowest price paid per share:	£ 80.0800

Highest price paid per share:	£ 80.8600

Average price paid per share:	£ 80.4964

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 159,425,765 ordinary shares in issue (excluding 6,956,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/9548E_1-2024-9-19.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 15,000 (ISIN: GB00BHJYC057)

Date of purchases: 19 September 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	15,000
Highest price paid (per ordinary share)	£ 80.8600
Lowest price paid (per ordinary share)	£ 80.0800
Volume weighted average price paid(per ordinary share)	£ 80.4964

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Lindsay
Name:	C. LINDSAY
Title:	SENIOR ASSISTANT COMPANY SECRETARY

Date:	20 September 2024